TRANSGLOBE ENERGY CORPORATION
ANNOUNCES NORTH DABAA WELL TEST

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, August 28, 2013 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce a successful Jurassic gas/condensate test in the Western Desert at North Dabaa 1X. All dollar values are expressed in United States dollars unless otherwise stated.

ARAB REPUBLIC OF EGYPT

East Ghazalat Block, Arab Republic of Egypt (50% working interest, non-operated)

The North Dabaa 1X exploration well was drilled to a total depth of 14,740 feet and cased as a Cretaceous oil and Jurassic gas condensate discovery. Based on open hole well logs and samples, the well encountered approximately 8 feet of net oil pay in the Abu Roash formation and 23 feet of net gas/condensate pay in the Khatatba formation.

The Khatatba formation (9,882-9,906 ft) was completed and flow tested using the drilling rig for a total duration of 72.5 hours. During this period, approximately 48.9 million cubic feet of gas (“MMcf”) and 4,893 barrels (“Bbl”) of 56.9° API condensate were recovered on choke sizes varying from 18/64 inch to 64/64 inch and corresponding wellhead drawdowns of 2% to 44%. This represents average rates during the entire flow test of 16.2 million cubic feet of gas per day (“MMcfd”) and 1,620 barrels per day (“Bpd”) of condensate. An extended flow period of 26 hours was performed on a 64/64 inch choke during the test resulting in rates of 26.0 MMcfd of gas and 2,571 Bpd of condensate. Shut-in periods were conducted during the test however a detailed well test analysis has not been performed. The test results should be considered as preliminary and are not necessarily indicative of long-term performance. The well was suspended and the drilling rig was released. The new pool discovery will require additional drilling to determine the extent and commerciality of the discovery.

The Abu Roash oil zone will be completed and production tested at a future date using a work over rig.

The North Dabaa 1X exploration well was drilled, cased, completed and tested for a total estimated cost of $6.6 million ($3.3 million to TransGlobe).

The North Dabaa 1X discovery is located approximately 1.4 kilometers east of the Company’s newly awarded 100% working interest South Ghazalat concession which is awaiting Government ratification.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA. TransGlobe’s Convertible Debentures trade on the Toronto Stock Exchange under the symbol TGL.DB.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:

Investor Relations
Scott Koyich
Telephone: 403.262.9888
Email: investor.relations@trans-globe.com

Web site: http://www.trans-globe.com